                                                                     Exhibit 13

More Productive Products

Raymond/R/ products are designed to increase productivity and profitability for our customers. Our focus is to develop better products which offer the customer ways to reduce costs and increase savings in the warehousing and distribution environment. More and more companies are realizing that the ability to analyze and manage materials handling costs represents an obvious and valuable opportunity for savings and profitability.

                                                             PICTURE
The patented and proven intellidrive/R/
controls technology from Raymond makes possible
the design of products which are more productive,
maintainable and reliable, and incorporate the
ergonomic benefits so important in today's workplace.     Customers can
In addition, the intellidrive control system  makes       analyze their lift
possible customerization of the products--an ability      truck fleet operation
to program the truck to the customer's operation.         using the
In addition, guaranteed service plans such as CFPM        SMARTi/TM/
(Comprehensive Fixed Price Maintenance) limit the         option, the System
customer's operating costs.                               Management and
                                                          Recording Tool for the
                                                          intellidrive control
                                                          system.

Raymond continues to offer customers more flexibility and productivity in the reach truck, the flagship of the Raymond product line.
The EASi Reach-Fork/R/ truck, featuring Ergonomically Advanced Systems with the intellidrive controls technology, can reduce the user's labor costs by 7.5% and increase labor utilization by up to four weeks per year. This represents an average savings of $2,430 per work shift per year for the customer. These savings are achieved through use of a simultaneous function control handle, which saves an average
of seven seconds per work cycle. Faster travel
speeds when loaded and a more productive
control handle add up to measurable savings.
The Reach-Fork truck by Raymond also offers                    PICTURE
superior capacities to greater heights, a range of choices that allow the customer to fit the truck to the application, and upgradeability features built in. Ergonomic design creates a product that enables the operator to be more comfortable and productive.

                                                          The EASi Reach-Fork
                                                          truck was chosen by
                                                          this busy retail
                                                          building materials
                                                          company for greater
                                                          productivity and
                                                          operator comfort.

Customers with busy order picking operations appreciate the advantage of traveling 7% faster with the intellispeed/TM/ option on the Raymond/R/ orderpicker. This option maximizes travel speed at any given height, an important consideration since, typically, at least 50% of an order picking application is travel. Customers save dollars with a Raymond orderpicker and reduce their labor costs. Additional productivity advantages include faster acquisition of the wire in guided applications with the intelliguide/TM/ wire guidance system and careful attention to ergonomic design to reduce the risk of repetitive motion disorders. The orderpicker also can be upgraded to address the changing needs of the customer's application.

The Swing-Reach/R/ truck by Raymond offers a versatile solution in operations combining pallet handling and order picking; it is really two trucks for the price of one. This truck is the most energy efficient of its type and offers many unique benefits for dual purpose operations. With a Raymond Model 537 truck, customers reduce their labor costs. The Swing-Reach truck travels
8% faster thanks to the intellispeed system. This is especially important, since typically, 70% of a Swing-Reach truck pallet handling application is travel. Attention to ergonomics is evident in the design of the operator's work area and, in particular, in the design of the control handle. The ability to vary operating stances and positions and the use of easy-to-read displays providing useful information to the operator are further evidence of attention to ergonomic benefits. Since the
Raymond Model 537 turns in 19%
less space, it saves customers
money by reducing the width of
intersecting aisles.

Operators working in demanding
walkie operations have a wide
range of Raymond walkies from
which to choose. The new walkie
handle is angled for the natural,
10 degree position of an
operator's hands, enabling the
operator to use a variety of grips                        PICTURE
and hand positions. This reduces
the risk of repetitive motion            Productivity is critical to this
disorders. Raymond walkies also          publishing distribution center, where
feature better load control with dual    the EASi Reach-Fork/R/ truck's
lift rams to balance uneven loads        labor, space and time savings
and smooth transistor travel control     contribute to a more efficient
and coast control.                       operation.

Strong Distribution

Distribution of Raymond/R/ branded products in international markets continues to grow with the expansion of the number of Raymond Dealers worldwide. Raymond products and services are available throughout North America and in Australia, Singapore and Israel. Raymond also has appointed Dealers in Colombia, Costa Rica, Brazil, and Venezuela to further expand South American distribution.

Raymond Dealers are highly skilled at identifying space savings and analyzing the materials handling order picking process to recommend solutions tailored to the customer's specific needs. The Dealerships have made a commitment to highly-trained salespeople who are graduates of the D.A.R.T. (Dealer Alliance for Recruiting and Training) Program. This program prepares salespeople to use state-of-the-art simulation tools and to look for the best solutions to the unique challenges of each customer's operation.

Maximizing uptime is of paramount concern to our customers. Raymond Dealers provide continuously trained and factory-certified service technicians to deliver the best service possible. Quality is also assured through immediate access to the highest quality O.E.M. parts stocked in Dealer service vans and in the Dealership's parts inventory. On-line access to the Raymond Parts Distribution Center in East Syracuse, New York and to all other Raymond Dealers guarantees that the technician can provide the needed part. The East Syracuse Parts Distribution facility guarantees 24-hour shipment of Raymond/R/ parts, using a well-stocked inventory and an efficient picking system to meet customer needs.

The Dealerships also offer rebuild services to provide expert reconditioning of Raymond trucks that enable the customer to save money. These trucks must meet exacting standards to earn the "Raymond Rebuilt" designation.

Raymond Dealers are entrepreneurial individuals committed to growth who provide immediate service, local involvement in their communities and an unequaled level of customer support. The collective size and resources of Raymond and its strong Dealer Network represent a distinct advantage for our customers.

Raymond and its Dealers have established additional ways to support customer needs. The CCA (Continuing Customer Audit) Program provides immediate feedback from customers and ensures the two-way communication so important in continuous product improvement and exceptional customer service. Other programs address the needs of key customers who appreciate a national approach to their purchasing and maintenance requirements.

Strength in Manufacturing

Not only has Raymond set the world standard in materials handling equipment design and technology, but Raymond also is recognized as a leader in quality manufacturing.

Raymond offers narrow aisle customers the most                   PICTURE
competitive lead times in the industry. This
represents a challenge to continuously create            Continuous improvement
new and more efficient processes in manufacturing.       in the assembly process
                                                         at Greene (above) has
The Greene manufacturing facility employs the            resulted in shorter in-
latest in laser cutting technology to reduce             process work times and
production time and costs while delivering a             improved quality.
higher quality product. An efficient LAN (Local
Area Network)) enables faster, easier communication not only within the Greene plant but also with our Brantford manufacturing facility. Work teams suggest ways to upgrade efficiency in assembly cells and in the stockroom, while achieving continuous quality improvement in all of the manufacturing processes.


                      Raymond/Brantford employs
                      exacting weld and assembly
                      techniques through the use
                      of robotics to enable them
                      to consistently produce the
                      highest quality products
                      while maintaining the
                      shortest lead times in the
     PICTURE          narrow aisle lift truck
                      market. The work force in
Ribbon-cutting        Brantford also participates
ceremonies (left)     in Employee Involvement
celebrated the        Teams. The entire facility
opening of the        has been designed to achieve
recent addition       improved product flow in what
to the Raymond/       is now a paperless factory.
Brantford plant.


Raymond manufacturing delivers competitive lead times, consistent on-time delivery and unparalleled product value, both in terms of purchase price and product quality.







                                                            PICTURE



                            Robotic welding in the Greene manufacturing facility assures consistency and quality in the production process.

Serving More Markets

Raymond is a supplier to a wide range of materials handling markets. Dockstocker Corporation, a new Raymond subsidiary, was established to incorporate today's optimum controls technology and ergonomic design into products designed for the utility truck market. The line of Dockstocker/TM/ electric counterbalanced trucks and walkies has been introduced to the North American market through a separate distribution network of income-dependent salespeople. Dockstocker has set a new standard in this niche market to ensure that highly trained salespeople will be dedicated to serving this market. Dockstocker has raised the level of customer expectations for this type of product.

In the North American market, Raymond also is a manufacturer of narrow aisle and walkie products for Mitsubishi Caterpillar Forklift America Inc. under their label; for Caterpillar dealers through a joint venture; of carousels for Remstar and of a turret truck for FMC designed for automated materials handling operations.

Because of our quality and
reputation for design and
on-time delivery,
Raymond-manufactured
orderpickers and turret trucks                     PICTURE
have been well accepted in
Europe. These products are
distributed by two of the
largest suppliers in the
European market.


                                           The Dockstocker DSS 350 is designed
                                           for use as a general utility truck
                                           and in busy dock areas. It
                                           features a 3,500 pound capacity,
                                           comfortable padded operator
                                           compartment and displays to provide
                                           the operator with useful information.

Looking Ahead

Raymond is committed to designing and manufacturing products that set new standards in productivity to help customers maintain their competitive edge in warehousing and distribution. These products deliver low cost of ownership, as well as the reliability and maintainability so important in today's demanding operations. In setting the world standard for quality and design, Raymond will continue to provide customers with the best value for their materials handling investment.

The strength and commitment of Raymond Dealers assures that the services they provide will deliver the solutions and support Raymond customers have come to expect.

We have established traditions in the materials handling industry, but are not bound by them. Accepting the challenge of continuously raising the expectations of our customers and ourselves will result in increased profitability for Raymond and for our customers.




                                                 PICTURE




                                    Raymond offers a wide variety of products to
                                  meet the demands of each customer's individual
                                      operation, with affordable, productive and
                                         reliable trucks tailored to their needs








       "RAYMOND," "REACH-FORK," "SWING-REACH," "INTELLIDRIVE,"
       "INTELLIGUIDE," "SMARTI," "INTELLISPEED" and "DOCKSTOCKER" are trademarks of The Raymond Corporation.


      /C/ 1995 The Raymond Corporation. Printed in U.S.A. All Rights Reserved.

--------------------------------------------------------------------------------
Financial Highlights
                                    1994            1993
                                    ----            ----
Annual Data
Total Revenues                $229,546,715    $171,949,285
Net Income                       9,727,271       5,006,813
Net Income Per Share (Primary)        1.54             .79
Orders Received                243,654,325     181,648,721
Order Backlog                   78,119,410      52,296,732

Year End Data
Total Assets                   204,375,744     190,748,702
Manufacturing Working Capital   46,617,420      68,825,175
Manufacturing Current Ratio       2.5 to 1        4.4 to 1
Long Term Obligations           70,545,500      81,509,500
Shareholders' Equity            80,999,715      73,052,713
Book Value per Common Share          12.77           11.54
Ratio of Long Term Obligations
    to Total Capital              .47 to 1        .53 to 1
Number of Shareholders of Record     2,477           2,523
Number of Employees                  1,498           1,195
Revenues per Employee              153,235         143,891

--------------------------------------------------------------------------------
Contents
Letter to the Shareholders ..........................      1
Financial Summary: Current and Ten Year  ............      2
Management's Discussion & Analysis  .................      4
Financial Statements ................................      9
Notes to Financial Statements .......................     16
Directors' Affiliations and Committees ..............     25
Officers ............................................     26
Subsidiaries and External Services ..................     26
The Raymond Dealer Network ..........................     27

Form 10-K Availability

A copy of The Raymond Corporation's Annual Report to the Securities and Exchange Commission (Form 10-K) may be obtained, at no charge to any shareholder, by writing to:

The Raymond Corporation
Shareholder Relations Dept.
P.O. Box 130
Greene, New York 13778-0130

Notice of Annual Meeting
The Annual Meeting of Shareholders
of The Raymond Corporation
will be held Saturday, April 29, 1995
at 11 a.m. in the Greene Central High School,
South Canal Street, Greene, New York 13778.

--------------------------------------------------------------------------------
To Our Shareholders

1994 saw a dramatic upswing in the forklift industry. The healthy economy was a factor, but we believe that pent-up demand was what drove the industry to far outpace the economy. Your Company enforced strict disciplines upon itself to ensure that we kept our commitment to acceptable market lead times and maintained control over our manufacturing costs. Our preparation enabled us to maximize our market opportunities.

Raymond continues to emphasize research and development and in 1994 introduced several additional models of the reach truck line, including an upgradeable 24 volt to 36 volt version, a Dockstance option and a four-directional version. As well, an ergonomically advanced walkie line was introduced. By the end of 1994, most of the product line incorporated the advanced generations of the intellidrive/R/ control system. This patented control system has established a world standard for lift truck controls.

Our performance in quality, on-time delivery and design enabled us to expand our worldwide alliances and distribution, most notably with two agreements in Europe and one in North America and expansion of our Dealer organization in Mexico, South America and Singapore.

In 1995, it is our intention to continue to shorten delivery times for new product development and, therefore, respond even more quickly to the customer's changing needs.

Records were set in 1994 in shipments, in orders, in backlog, in profits and in skills development. These results were achieved by hard work, personal growth and the total involvement of the work force. Being a leader in our business engenders pride and carries responsibility. We embrace both as we build a solid future for The Raymond Corporation and its shareholders.

Ross K. Colquhoun
President and Chief Executive Officer





George G. Raymond, Jr.
Chairman of the Board

--------------------------------------------------------------------------------
Financial Summary: Current and Ten Year
The Raymond Corporation and Subsidiaries
(Dollars in thousands, except per share data)

        Years ended December 31,                        1994        1993       1992        1991       1990        1989
------------------------------------------------------------------------------------------------------------------------
Summary of Operations
  Net sales, leasing and rental revenues            $  226,727  $  169,489 $  146,662 $   138,824 $  145,525  $  163,541
  Other income                                           2,820       2,460      2,071       1,871      1,823       1,770
                                                    ---------------------------------------------------------------------
  Total revenues                                       229,547     171,949    148,733     140,695    147,348     165,311
                                                    ---------------------------------------------------------------------
  Cost of sales and rentals                            170,831     127,911    109,716     109,180    109,953     130,752
  Expenses                                              36,621      31,282     27,586      28,725     28,930      29,890
  Interest expense:
    Lease financing                                      2,192       3,044      3,391       3,590      3,792       3,502
    Other                                                3,950       1,765      1,567       2,032      2,151       2,651
                                                    ---------------------------------------------------------------------
  Total costs and expenses                             213,594     164,002    142,260     143,527    144,826     166,795
                                                    ---------------------------------------------------------------------
                                                        15,953       7,947      6,473      (2,832)     2,522      (1,484)
  Income tax expense (benefit)                           6,428       3,202      2,664       (930)      1,092        (506)
                                                    ---------------------------------------------------------------------
  Income (loss) before equity in earnings of
    unconsolidated investees                             9,525       4,745      3,809     (1,902)      1,430        (978)
  Net equity earnings -- unconsolidated investees          202         262        152        377         503       1,374
                                                    ---------------------------------------------------------------------
  Income (loss) from continuing operations               9,727       5,007      3,961     (1,525)      1,933         396
  Income (loss) from discontinued operations                 _          _           _         _            _      (1,616)
                                                    ---------------------------------------------------------------------
  Net income (loss)                                 $    9,727  $    5,007 $    3,961 $   (1,525) $    1,933  $   (1,220)
                                                    =====================================================================
-------------------------------------------------------------------------------------------------------------------------
Statistical Information*
  Per common share:
    Income from continuing operations (Primary)     $     1.54  $      .79 $      .63 $     (.24) $      .31  $      .06
    Net income (Primary)                                  1.54         .79        .63       (.24)        .31        (.19)
    Cash dividends                                           _          _          _           _           _         .33
    Book value                                           12.77       11.54      11.00      10.79       11.02       10.71
  Weighted average number of shares outstanding      6,334,983   6,324,647  6,311,200  6,309,643   6,309,475   6,306,363
  Cash dividends                                    $        _  $        _ $        _ $        _  $        _  $    2,117
  Order backlog                                         78,119      52,297      31,919    31,430      29,673      38,442
  Net income from continuing operations as % of
    total revenues                                         4.2         2.9        2.7       (1.1)        1.3          .2
  Net income as % of average shareholders' equity         12.6         7.0        5.8       (2.2)        2.8        (1.8)

-------------------------------------------------------------------------------------------------------------------------
Financial Position
  Working capital                                  $    58,498 $   82,917 $   49,000 $   31,259  $   30,535  $    27,412
  Total assets                                         204,376    190,749    153,844    152,443     153,008      156,672
  Long-term obligations                                 70,546     81,510     47,876     39,128      35,571       31,913
  Shareholders' equity                                  81,000     73,053     69,447     68,099      69,530       67,544

* Restated for the 1994 5% stock dividend.



        Years ended December 31,                         1988        1987        1986        1985        1984
----------------------------------------------------------------------------------------------------------------
Summary of Operations
  Net sales, leasing and rental revenues             $  151,920  $  126,011  $  124,929  $  115,242  $  108,782
  Other income                                            1,191         838       1,605       1,604       2,047
                                                     -----------------------------------------------------------
  Total revenues                                        153,111     126,849     126,534     116,846     110,829
                                                     -----------------------------------------------------------
  Cost of sales and rentals                             121,224      97,180      92,594      77,530      72,264
  Expenses                                               26,575      25,018      22,510      23,293      20,187
  Interest expense:
    Lease financing                                       3,607       3,431       2,489       2,939       2,503
    Other                                                 1,400         411         703         628         907
                                                     -----------------------------------------------------------
  Total costs and expenses                              152,806     126,040     118,296     104,390      95,861
                                                     -----------------------------------------------------------
                                                            305         809       8,238      12,456      14,968
  Income tax expense (benefit)                             (181)       (624)      3,201       4,779       5,934
                                                     ----------------------------------------------------------

  Income (loss) before equity in earnings of
    unconsolidated investees                                486       1,433       5,037       7,677       9,034
  Net equity earnings -- unconsolidated investees           943         930         973         556         482
                                                    -----------------------------------------------------------
  Income (loss) from continuing operations                1,429       2,363       6,010       8,233       9,516
  Income (loss) from discontinued operations                282         261         217        (455)        169
                                                    -----------------------------------------------------------
  Net income (loss)                                  $    1,711  $    2,624  $    6,227  $    7,778  $    9,685
                                                     ===========================================================

----------------------------------------------------------------------------------------------------------------
Statistical Information*
  Per common share:
    Income from continuing operations (Primary)      $      .23  $      .38  $      .96  $     1.33  $     1.54
    Net income (Primary)                                    .27         .42         .99        1.25        1.57
    Cash dividends                                          .45         .45         .45         .45         .43
    Book value                                            11.10       11.08       10.98       10.55        9.89
  Weighted average number of shares outstanding       6,293,918   6,287,065   6,265,497   6,203,744   6,164,336
  Cash dividends                                     $    2,821  $    2,815  $    2,796  $    2,760  $    2,647
  Order backlog                                          46,427      42,655      33,157      40,050      26,110
  Net income from continuing operations as % of
    total revenues                                           .9         1.9         4.7         7.0         8.6
  Net income as % of average shareholders' equity           2.5         3.8         9.3        12.3        16.9

----------------------------------------------------------------------------------------------------------------
Financial Position
  Working capital                                    $   41,268  $   53,807  $   46,107  $   45,006  $   52,419
  Total assets                                          169,476     156,684     128,129     130,085     117,169
  Long-term obligations                                  36,428      39,943      24,462      30,969      25,739
  Shareholders' equity                                   69,803      69,616      68,828      65,471      60,962

* Restated for the 1994 5% stock dividend.

--------------------------------------------------------------------------------
Management's Discussion and Analysis of
Financial Condition and Results of Operations
The Raymond Corporation and Subsidiaries


Overview

The Company operates predominantly in one business segment, that being the design, manufacture, sale, leasing and short-term rental of materials handling equipment. Revenues are realized predominantly through its North American Dealer Network although the Company has expanded in both the domestic and international markets with minimal capital investment through distribution and O.E.M. (Original Equipment Manufacturer) supply agreements.

Lease financing and short-term rental operations are conducted through Raymond Leasing Corporation, a wholly-owned subsidiary. The assets and liabilities pertaining to these operations are classified under the caption Financial Services in the consolidated balance sheets.

The major components of the Company's international operations are Raymond Industrial Equipment, Ltd. a wholly-owned Canadian manufacturing subsidiary and G.N. Johnston Equipment Co. Ltd. (Johnston), the exclusive Canadian distributor that is 45% owned by R.H.E. Ltd, a wholly-owned subsidiary of the Company. Foreign exchange exposure on international operations is limited primarily to the Canadian dollar and is minimized through the purchase of foreign currency exchange contracts.

Products produced at the U.S. and Canadian manufacturing facilities are determined by model type; the U.S. facility produces a wide variety of products, including some custom-made materials handling equipment, while the Canadian facility specializes in high volume models that require minimal customization.

The major revenue categories are shown below:

Percentage of Total Revenues    1994    1993    1992
----------------------------------------------------
Narrow and very narrow
  aisle applications             57%     53%     51%
All other applications           20%     22%     21%
Repair and replacement parts     17%     18%     20%
Leasing and rentals               5%      6%      7%
Other income                      1%      1%      1%

Net Sales

In 1994, net sales were a record $217.8 million, an increase of approximately $56.5 million or 35.1% from the previous record set in 1993. Net sales in 1993 were $161.3 million, up approximately $23.5 million or 17.0% from the 1992 level of $137.8 million.

The substantial growth in net sales in 1994 reflects the overall growth in the North American lift truck market as well as the Company's increased efforts to expand distribution into different markets. The Company maintained its significant market share through sales to its North American Dealer Network as a result of the continued success of its new products with the intellidrive/R/ controls technology and increased sales efforts through D.A.R.T. (the Dealer Alliance for Recruiting and Training). D.A.R.T. is Raymond's program to increase and improve the sales force at the Dealership level. Other major increases in revenue were attained through the National Accounts program and sales to Material Handling Associates, Inc. (M.H.A.). The National Accounts program, working in coordination with the Dealer Network, offers selected large customers single source coordination of their materials handling equipment and service needs. M.H.A. is the Company's 50% owned joint venture company with Mitsubishi Caterpillar Forklift America Inc., which distributes equipment manufactured by Raymond through the Caterpillar distribution network. Sales of repair and replacement parts and sales resulting from other O.E.M. agreements, including two for European distribution of products manufactured by Raymond, also contributed to the increase in net sales in 1994.

The increase in net sales in 1993 resulted primarily from increased unit sales through the Company's various distribution channels including the North American Dealer Network, the National Accounts program and M.H.A. Continued market acceptance of new products enabled the Company to increase its market share in 1993.

Rental Revenues

Rental revenues were $1.9, $1.6 and $1.4 million in 1994, 1993 and 1992, respectively. Rental revenues were up in 1994 as a result of improved rental fleet utilization due to increased demand. The increase in 1993 reflects rental revenues recognized from a new National Accounts customer.

Lease Finance Revenues

Lease finance revenues increased by approximately $0.3 million or 5.6% to $7.0 million in 1994. In 1993, lease finance revenues decreased by $0.7 million or 10.4% to $6.7 million as compared to the $7.4 million recognized in 1992. The increased revenues in 1994 primarily reflect the record level of leases booked as a result of record sales levels attained by The Raymond Corporation. In conjunction with rising interest rates, Raymond Leasing Corporation increased its lease rates to customers in the Fall of 1994 although this will not significantly impact revenues until 1995.

The decline in revenues in 1993 reflected the reduced effective interest rate of the lease portfolio. Although the net lease portfolio increased $1.9 million in 1993, the majority of the additions occurred in the fourth quarter of the year and did not significantly impact the earned revenue.

Other Income

Other income was $2.8, $2.5, and $2.1 million in 1994, 1993 and 1992, respectively. The primary components of other income during these years were interest income, foreign currency exchange gains, license and royalty fees, and facility rental income. Increased interest income was earned in 1994 on the remaining proceeds of the $57.5 million of 6 1/2% convertible debentures issued in December 1993. The additional other income recognized in 1993 was primarily the result of fees from a new license agreement.

Cost of Sales

Cost of sales as a percentage of net sales was 77.6%, 78.2% and 78.3% in 1994, 1993 and 1992, respectively. Cost of sales as a percentage of net sales in 1994 was favorably impacted by reduced warranty expenses as a result of more products incorporating the reliable intellidrive/R/ technology and reduced products liability costs. In addition, lower manufacturing costs for the Company's products were achieved through continuing research and development efforts and improved manufacturing processes as well as increased shipment levels that permitted fixed overhead costs to be allocated over a larger shipment base. These cost reductions have enabled the Company to attain an overall improved cost of sales percentage as sales through the National Accounts program, M.H.A. and O.E.M. arrangements have increased.

An overall decrease in the cost of sales percentage realized for unit sales in 1993 was partially offset by the fact that as a result of increased unit sales, the higher margin replacement parts sales constituted a smaller percentage of total sales. Also, increased expenditures were incurred in 1993 versus 1992 for the disposition of products liability litigation.

Cost of Rentals

Cost of rentals, which consist primarily of depreciation and maintenance, was approximately $1.8 million for each of the three years ending December 31, 1994. Raymond Leasing Corporation has been able to utilize the increased demand for used equipment as a means to maintain rental fleet equipment at a reasonable level.

Selling, General and Administrative
Expenses

Selling, general and administrative expenses of $28.5, $26.0 and $22.7 million were 12.4%, 15.1% and 15.3% of total revenues in 1994, 1993 and 1992, respectively. The dollar level increase in 1994 resulted primarily from supporting the increased sales volume, including increased marketing costs associated with Raymond's continued new product introductions, and increased benefit accruals including costs associated with stock appreciation rights. However, the Company's continued efforts to contain costs and focus its resources have enabled it to continue to reduce selling, general and administrative costs as a percentage of total revenues.

The increase in expenses in 1993 resulted primarily from expanded engineering and research and development activities associated with product development and increased sales expenses incurred to support the increased sales volume.

Effective January 1, 1993 the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement requires the costs of providing such benefits to be accrued as they are earned. Amortization of the transition obligation associated with this Statement will be approximately $0.2 million per year through the year 2012.

Interest Expense

Interest expense related to lease financing is reported net of charges on intercompany borrowings. Lease finance interest expense of $2.2, $3.0 and $3.4 million represented 31.1%, 45.7% and 45.6% of lease finance revenues in 1994, 1993 and 1992, respectively. The significant decrease in 1994 reflects the fact that the growth in the lease portfolio was financed with funds from The Raymond Corporation, including proceeds from the convertible debentures issued in December 1993, as opposed to external borrowings by Raymond Leasing Corporation. The decrease in interest expense in 1993 was the result of a decline in average borrowings.

Other interest expense incurred by the manufacturing divisions was $4.0, $1.8 and $1.6 million in 1994, 1993 and 1992, respectively. The increase in 1994 reflects the increased borrowings attributable to the issuance of convertible debentures in December 1993. The effect of the increased interest expense was minimized by increased investment income earned on the remaining proceeds of the debentures.

Other Expenses

Other expenses were $5.2, $4.0 and $4.3 million, or 2.3%, 2.3% and 2.9% of total revenues, in 1994, 1993 and 1992, respectively. The primary components of other expenses are cash discounts paid to Dealers for the timely payments of invoices and the provision for losses on accounts and leases receivable. The 1993 decrease reflects a reduction in bad debt charges which was partially offset by the increased amortization of loan expenses associated with the early repayment of debt obligations.

The increased provisions for profit sharing reflect the increased profitability of the Company.

Income Tax Expense

Federal, state and foreign income taxes of $6.4 million in 1994 and $3.2 million in 1993 represented a combined effective tax rate of 40.3%. In 1992, the total provision for income taxes of $2.7 million reflected a rate of 41.2%. Taxes on foreign subsidiaries and state income taxes accounted for the majority of the increase in the effective tax rate from the expected U.S. federal statutory rate. Note L to the consolidated financial statements shows the detail components of the effective tax rate. Valuation allowances have not been required for reported deferred tax assets and the Company is not aware of any circumstances that would require cash payments to significantly exceed income tax expense during the next three years.

The Company had previously adopted the liability method of accounting for income taxes; therefore, the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in the first quarter of 1993 had no material effect on the Company's operating results or financial position.

Unconsolidated Investees

The Company's primary unconsolidated investee is Johnston. Johnston is the exclusive Canadian distributor for all of the Company's products with sales and service outlets in the principal business regions of the Dominion of Canada. Other unconsolidated investees include several Dealerships located throughout the United States and M.H.A.

The Company's net equity in earnings of unconsolidated investees has remained relatively consistent at $0.2, $0.3 and $0.2 million in 1994, 1993 and 1992, respectively.

The Company views its Dealer Network as critical to the successful distribution of its products and has therefore continued to provide investments in and financing to certain Dealerships to accommodate ownership transitions and enable them to invest in the salespeople, training and other resources necessary to increase their market share and profitability. Additional advances and investments of approximately $3.3 and $6.2 million were made to unconsolidated investees in 1994 and 1993, respectively.

Liquidity and Sources of Capital

The Company's manufacturing working capital was $46.6 million at December 31, 1994 and its ratio of manufacturing current assets to manufacturing current liabilities was 2.5 to 1.0. Financial Services total external debt was a conservative 28.5% of the net investment in leases at December 31, 1994.

The Company used $7.3 million for operating activities in 1994, an increase of approximately $5.8 million from the $1.5 million used in 1993. Cash and cash equivalents available at the beginning of the year as well as internally generated cash in 1994, primarily from net income and changes in working capital components, was used to fund the $21.4 million of additions to the lease portfolio. Cash used for investing activities was $7.9 million in 1994 and included $4.6 million of additions to property, plant and equipment and $3.3 million of investments in, and advances to, unconsolidated investees. Cash flows from financing activities in 1994 reflected not only normal debt repayments but available funds enabled the Company to make an accelerated payment of $2.9 million on outstanding debt in order to reduce interest costs.

The Company used $1.5 million to fund operating activities in 1993, a decrease of $10.5 million from the $9.0 million provided by operating activities in 1992. This decrease was primarily attributable to increases in accounts receivable and the investment in leases which reflected the increased sales volume, changes in other elements of manufacturing working capital and the decrease in dividends received from unconsolidated investees. Cash used for investing activities reflected increased capital expenditures incurred to upgrade the manufacturing and distribution facilities, increased investment in unconsolidated investees and proceeds received from the sale of an unused facility. Cash provided by financing activities reflected the issuance of long-term debt including $57.5 million of convertible debentures. Approximately $27.0 million of the proceeds was used to repay existing indebtedness.

Maintaining a sound and flexible financial structure through conservative financial strategies continues to be a high priority for The Raymond Corporation. In March 1994, the Board of Directors declared a 5% stock dividend on the Company's common stock payable to shareholders of record as of March 31, 1994. All appropriate per share data and the weighted average shares outstanding have been restated in the consolidated financial statements to reflect this dividend. In the fourth quarter of 1989, the Board of Directors voted to suspend the payment of cash dividends on the Company's common stock. Payment of cash dividends in the future will depend on a variety of factors including the Company's earnings, cash flow and financial resources.

The Company's overall financial condition remained strong through 1994. At December 31, 1994, the Company and its subsidiaries had unused lines of credit of $37.1 million. Existing formal lines of credit totaling approximately $21.6 million, of which $3.0 million is currently outstanding, may be converted into long-term debt at the option of the Company and/or Raymond Leasing Corporation. These credit facilities will enable Raymond Leasing Corporation to obtain the external funds necessary to repay intercompany borrowings with The Raymond Corporation as the manufacturing divisions require additional cash.

As discussed in Note H to the consolidated financial statements, Raymond Leasing Corporation is subject to certain debt agreements that limit cash dividends and loans to the Company. These restrictions are not expected to affect the Company's ability to meet its cash requirements. Management foresees no changes in circumstances which would result in any material decrease or deficiency in the Company's liquidity or sources of capital.

The Company has plans to increase its level of capital expenditures over the next two years to continue to upgrade its manufacturing facilities, especially the Greene, New York facility which is scheduled to obtain new manufacturing equipment and a modern paint system that will significantly upgrade the technology of the plant and also increase its efficiency. The expenditures will be funded by a combination of internally generated resources and existing credit facilities.

Changing Price Levels

To the extent permitted by competition in general, the Company recovers increased costs by increasing selling prices over time. As a result of intense price competition, the Company has not realized any significant growth in revenues from increased selling prices during the past three years. However, aggregate unit price increases of approximately 3 1/2% were announced in December 1994. Cost containment, technological improvements, and improved manufacturing methods continue to be emphasized as a means to improve product margins.

The Company uses the FIFO method of accounting for its inventories. Although management believes that the FIFO method is the method that most appropriately matches revenues and expenses, the costs of products sold reported in the financial statements under this method are historical costs which are subject to inflationary distortion during times of rapidly increasing prices.

The charges to operations for depreciation represent the allocation of historical costs incurred over past years and are less than if they were based on the current costs of productive capacity being consumed. Approximately 36% of the Company's properties have been acquired over the past five years. Assets acquired in prior years will, of course, be replaced at higher costs. This will take place over many years. These new assets will result in higher depreciation charges but in many cases, due to technological improvements, there will be operating cost savings as well. The Company considers these matters in determining its pricing policies.

The present tax laws do not allow deductions for adjustments for the impact of inflation. Thus, taxes are levied on the Company at rates which in real terms exceed established statutory rates. In general, during periods of inflation this tax policy results in a tax on shareholders' investment in the Company.

Contingencies

The Company is currently defending approximately 70 products liability and similar lawsuits involving industrial accidents. The number of outstanding lawsuits has decreased by approximately ten from a year ago but has remained relatively constant over the past several years.

The Company views these actions as part of the ordinary course of its business. Management believes that none of these lawsuits will individually have a material adverse effect on the Company. Taken as a whole, the damages claimed would, if awarded and upheld, have a material adverse effect on the Company but actual costs of judgments, settlements and costs of defense have not had such an effect to date. The actual costs of these actions, as well as the related expenses of administration, litigation and insurance, have averaged less than 2% of total revenues over the last three years. The effect of these lawsuits on future results of operations cannot be predicted because any such effect depends on the operating results of future periods and the amount and timing of the resolution of these proceedings. The Company has a policy of aggressively defending products liability lawsuits, which generally take several years to ultimately resolve. A combination of self-insured retention and insurance is used to manage these risks and management believes that the insurance coverage and reserves established for self-insured risks are adequate. The Company's Dealers contribute to the funding of the Company's products liability program and, in turn, the Company indemnifies the Dealers against products liability expense and manages products liability claims.

The Company is also one of sixteen defendants in a private environmental lawsuit pertaining to a potential site remediation. The plaintiffs have alleged that scrap metal purchased from the Company was coated with certain solvents and/or cutting oils. Plaintiffs have the burden of proving the nature and extent of the Company's contribution to the site, as well as the burden of proving what portion of the material delivered to the site was "hazardous" as that term is defined in the environmental statutes. The Company is aggressively defending the claim and does not believe it is likely to have a material adverse effect on the Company.

Outlook

Orders received in 1994 were a record $243.7 million, an increase of approximately $62.1 million or 34.1% from the orders received in 1993. In 1993, the previous record for orders received was established at $181.6 million, an increase of $43.3 million or 31.3% from the orders received in the previous year.

At December 31, 1994, the Company's order backlog (unfilled new equipment orders) of $78.1 million was also a record and up $25.8 million or 49.4% when compared with the $52.3 million reported a year ago. Although the Company participates in what is known as a cyclical industry, the existing backlog and the current order entry rate provide a solid foundation for the upcoming year.

The Company intends to focus in the future on continued product development, cost containment and improvements in the manufacturing processes, enhanced distribution and increased participation in domestic and international markets through distribution and O.E.M. supply agreements.

As part of this strategy, Dockstocker Corporation, a wholly-owned subsidiary of The Raymond Corporation, was formed in 1994. This Corporation will utilize the resources of The Raymond Corporation to create a line of products designed for work in loading and shipping dock areas, a market segment not specifically targeted by the Company previously.

--------------------------------------------------------------------------------
Responsibility for Financial Statements

Management has prepared the financial statements and other sections of this Annual Report and is responsible for all information and representations contained therein. The Raymond Corporation and subsidiaries maintain a system of internal accounting control designed to provide reasonable assurance that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles and that assets are safeguarded.

The control environment is complimented by an internal audit program that independently assesses the effectiveness of the internal controls and reports its findings to management throughout the year.

It is management's opinion that the system of internal accounting control of The Raymond Corporation and subsidiaries provided reasonable assurance that the above objectives were achieved during the year ended December 31, 1994.

The Audit Committee of the Board of Directors is composed entirely of directors who are not employees of the Company. The Committee meets periodically to review audit plans, financial reporting and related matters. The independent and internal auditors have unrestricted access to the Committee with or without management in attendance.

Greene, New York
February 10, 1995


/s/ William B. Lynn
------------------
William B. Lynn
Executive Vice President


/s/ Ross K. Colquhoun
---------------------
Ross K. Colquhoun
President and
Chief Executive Officer

--------------------------------------------------------------------------------
Report of Ernst & Young LLP Independent Auditors

To the Board of Directors and Shareholders
The Raymond Corporation

We have audited the accompanying consolidated balance sheets of The Raymond Corporation and subsidiaries as of December 31, 1994, 1993, and 1992, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Raymond Corporation and subsidiaries at December 31, 1994, 1993, and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes A, J, and L to the financial statements, in 1993 the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.


/s/ Ernst & Young LLP
---------------------
Syracuse, New York
February 10, 1995

--------------------------------------------------------------------------------
Consolidated Balance Sheets
The Raymond Corporation and Subsidiaries


                         December 31,                                         1994           1993           1992
----------------------------------------------------------------------------------------------------------------
Assets

Manufacturing
  Cash and cash equivalents (Note A)                                   $  5,351,161   $ 28,642,434   $  4,938,579
  Accounts receivable:
    Trade, net of allowances ($986,093 in 1994; $658,573 in
     1993 and $281,374 in 1992)                                          20,777,505     15,331,213     11,748,106
    Unconsolidated investees                                             12,132,856     10,783,692      9,123,915
  Inventories (Notes A and B)                                            30,911,341     25,603,622     26,329,151
  Deferred income taxes* (Notes A and L)                                  3,764,243      4,019,935      3,027,466
  Prepaid expenses and other current assets                               4,656,816      4,943,612      3,049,295
                                                                       ------------------------------------------
  Total Manufacturing Current Assets                                     77,593,922     89,324,508     58,216,512

  Investments in and advances to unconsolidated investees, at equity
    (Notes A and C)                                                      16,666,728     14,211,982      8,866,718

  Property, plant and equipment, at cost (Notes A and D)                 46,896,174     43,598,993     46,253,898
    Less accumulated depreciation                                        29,947,379     28,229,772     28,134,794
                                                                       ------------------------------------------
  Net property, plant and equipment                                      16,948,795     15,369,221     18,119,104

  Other assets                                                            5,775,276      5,502,334      4,018,860

                                                                       ------------------------------------------
  Total Manufacturing Assets                                            116,984,721    124,408,045     89,221,194
                                                                       ------------------------------------------

Financial Services
  Cash and cash equivalents (Note A)                                         72,302         12,054         27,166
  Investment in leases; net of unearned lease income;
    net of allowances for doubtful contracts ($1,228,788 in 1994;
     $1,069,167 in 1993 and $958,053 in 1992)  (Note E)                  84,724,886     63,820,909     61,917,637

  Property, plant and equipment, at cost (Notes A and D)                    234,712        196,832        184,688
    Less accumulated depreciation                                           162,654        147,770        132,988
                                                                       ------------------------------------------
  Net property, plant and equipment                                          72,058         49,062         51,700

  Rental equipment, at cost (Note A)                                      4,327,691      4,785,307      5,047,196
    Less accumulated depreciation                                         2,004,464      2,547,980      2,720,718
                                                                       ------------------------------------------
  Net rental equipment                                                    2,323,227      2,237,327      2,326,478

  Other assets                                                              198,550        221,305        299,490
                                                                       ------------------------------------------
  Total Financial Services Assets                                        87,391,023     66,340,657     64,622,471
                                                                       ------------------------------------------
Total Assets                                                           $204,375,744   $190,748,702   $153,843,665
                                                                       ==========================================

*Includes Manufacturing and Financial Services

The accompanying notes are a part of the financial statements.


                    December 31,                                               1994           1993          1992
----------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Manufacturing
  Current portion of long-term debt (Note H)                           $          _   $          _   $    505,783
  Accounts payable                                                       14,194,244      8,879,845      9,433,606
  Accrued liabilities (Notes A and K)                                    16,782,258     11,619,488      8,954,669
                                                                       ------------------------------------------
  Total Manufacturing Current Liabilities                                30,976,502     20,499,333     18,894,058

  Long-term debt (Note H)                                                57,500,000     57,500,000     19,996,776
  Deferred income taxes* (Notes A and L)                                  4,184,235      4,236,268      4,376,486
  Deferred compensation                                                   2,140,912      1,578,123      1,718,711
  Other liabilities (Note J)                                                386,408        194,174              _
                                                                       ------------------------------------------
  Total Manufacturing Liabilities                                        95,188,057     84,007,898     44,986,031
                                                                       ------------------------------------------



Financial Services
  Accounts Payable                                                          767,205         57,409         30,856
  Income taxes* (Note L)                                                  2,230,445        663,565      1,428,927
  Accrued liabilities (Notes A and K)                                     1,037,822        850,617        759,524
  Notes payable _ banks (Note H)                                          6,437,500      4,687,500      2,000,000
  Notes payable _ insurance companies (Note H)                           17,715,000     27,429,000     35,191,000
                                                                       ------------------------------------------
  Total Financial Services Liabilities                                   28,187,972     33,688,091     39,410,307
                                                                       ------------------------------------------



Shareholders' Equity
  Common stock, $1.50 par value: authorized 15,000,000 shares;
  (6,364,221 issued in 1994; 6,048,577 issued in 1993;
  6,018,964 issued in 1992)                                               9,546,332      9,072,866      9,028,446
  Capital surplus                                                        12,712,723      7,699,014      7,721,560
  Retained earnings (Notes H and L)                                      62,566,473     58,213,804     53,206,991
  Cumulative translation adjustments                                     (3,515,662)    (1,620,658)      (432,469)
                                                                       ------------------------------------------
                                                                         81,309,866     73,365,026     69,524,528

  Less:
    Treasury stock, at cost, (21,049 shares in 1994; 20,186 shares
    in 1993 and 6,936 shares in 1992)                                       310,151        312,313         77,201
                                                                       ------------------------------------------
  Total Shareholders' Equity                                             80,999,715     73,052,713     69,447,327
                                                                       ------------------------------------------

  Commitments and contingencies (Notes H and N)





Total Liabilities and Shareholders' Equity                             $204,375,744   $190,748,702   $153,843,665
                                                                       ==========================================

*Includes Manufacturing and Financial Services

The accompanying notes are a part of the financial statements.

--------------------------------------------------------------------------------
Consolidated Statements of Income
The Raymond Corporation and Subsidiaries


                           Years ended December 31,               1994            1993           1992
------------------------------------------------------------------------------------------------------------
Revenues (Note A)
  Net sales                                                     $217,831,647    $161,271,284    $137,819,776
  Rental revenues                                                  1,857,128       1,553,468       1,405,486
  Lease finance revenues                                           7,038,222       6,664,795       7,436,764
  Other income                                                     2,819,718       2,459,738       2,071,326
                                                                --------------------------------------------
  Total Revenues                                                 229,546,715     171,949,285     148,733,352
                                                                --------------------------------------------

Costs and Expenses (Note A)
  Cost of sales                                                  169,071,126     126,133,017     107,956,179
  Cost of rentals                                                  1,759,701       1,778,263       1,759,712
  Selling, general and administrative expenses                    28,479,497      26,029,624      22,705,684
  Employees' profit sharing                                        2,907,251       1,293,111         582,171
  Interest expense:
    Lease financing                                                2,191,684       3,043,764       3,391,054
    Other                                                          3,950,452       1,765,391       1,567,336
  Other expenses                                                   5,233,695       3,959,112       4,298,212
                                                                --------------------------------------------
  Total Costs and Expenses                                       213,593,406     164,002,282     142,260,348
                                                                --------------------------------------------

  Income before taxes and equity in earnings of
    unconsolidated investees                                      15,953,309       7,947,003       6,473,004

  Income tax expense (Notes A and L)                               6,427,672       3,201,656       2,664,212
                                                                --------------------------------------------

  Income before equity in earnings of unconsolidated investees     9,525,637       4,745,347       3,808,792
  Net equity in earnings of unconsolidated investees (Note A)        201,634         261,466         152,214
                                                                --------------------------------------------

  Net Income                                                    $  9,727,271    $  5,006,813    $  3,961,006
                                                                ============================================

  Net Income Per Share (Note A):
    Primary                                                     $       1.54    $        .79    $        .63
                                                                ============================================
    Fully Diluted                                               $       1.26    $        .79    $        .63
                                                                ============================================


The accompanying notes are a part of the financial statements.

--------------------------------------------------------------------------------
Consolidated Statements of Shareholders' Equity
The Raymond Corporation and Subsidiaries
Years ended December 31, 1994, 1993 and 1992


                                                                                                              Total
                                      Common       Capital       Retained      Currency     Treasury  Shareholders'
                                       Stock       Surplus       Earnings   Translation        Stock         Equity
-------------------------------------------------------------------------------------------------------------------
Balance December 31, 1991         $9,023,592   $ 7,710,947    $49,245,985   $ 2,202,403    $  (84,273)   $68,098,654
Net income                                                      3,961,006                                  3,961,006
Issuance of 3,236 shares under
  stock option plan                    4,854        10,911                                                    15,765
Treasury shares (1,039) issued                        (298)                                    11,383         11,085
Treasury shares (283) acquired                                                                 (4,311)        (4,311)
Currency translation adjustments
  (Note A)                                                                   (2,634,872)                  (2,634,872)

--------------------------------------------------------------------------------------------------------------------
Balance December 31, 1992          9,028,446     7,721,560     53,206,991      (432,469)      (77,201)    69,447,327
Net income                                                      5,006,813                                  5,006,813
Issuance of 29,613 shares under
  stock option plan                   44,420       (34,052)                                                   10,368
Treasury shares (2,015) issued                      11,506                                     22,479         33,985
Treasury shares (15,265) acquired                                                            (257,591)      (257,591)
Currency translation adjustments
  (Note A)                                                                   (1,188,189)                  (1,188,189)

--------------------------------------------------------------------------------------------------------------------
Balance December 31, 1993          9,072,866     7,699,014     58,213,804    (1,620,658)     (312,313)    73,052,713
Net income                                                      9,727,271                                  9,727,271
Issuance of 302,429 shares
 for stock dividend                  453,643     4,914,472     (5,374,602)                                    (6,487)
Issuance of 13,215 shares under
 stock option plan                    19,823        98,672                                                   118,495
Treasury shares (146) issued                           565                                      2,162          2,727
Currency translation adjustments
  (Note A)                                                                   (1,895,004)                  (1,895,004)
--------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994         $9,546,332    $12,712,723   $62,566,473   $(3,515,662)   $ (310,151)   $80,999,715
====================================================================================================================


The accompanying notes are a part of the financial statements.

--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
The Raymond Corporation and Subsidiaries


                   Years ended December 31,                                 1994             1993            1992
---------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income                                                            $ 9,727,271      $ 5,006,813      $ 3,961,006
  Adjustments to reconcile net income to net cash (used for) provided by operating activities:
    Depreciation and amortization                                         4,007,881        4,299,298        4,194,853
    Provision for losses on accounts receivable and investment
     in leases                                                            1,079,908          646,984        1,200,229
    Earnings of unconsolidated investees, net of dividends received         (93,665)         420,742        1,326,444
    Foreign currency transaction gains                                     (607,762)        (553,990)        (775,131)
    Acquisition of rental equipment                                      (1,956,104)      (1,622,984)      (1,034,249)
    Gains on dispositions of rental equipment                              (672,190)        (431,732)        (365,156)
    Proceeds from rental fleet sales                                      1,625,456        1,223,770        1,385,003
    Losses on sales of property, plant and equipment                          1,398           14,220            9,147
    Deferred income taxes                                                   238,732       (1,043,452)        (435,373)
    Other items, net                                                      1,317,953       (1,249,311)        (479,839)
    Changes in operating assets and liabilities:
      Increase in accounts receivable                                    (7,476,834)      (5,577,777)      (2,007,046)
      (Increase) decrease in investment in leases                       (21,366,477)      (2,259,268)       1,111,066
      Increase in inventories and prepaid expenses                       (6,258,217)      (1,923,215)      (4,134,995)
      Increase in accounts payable and accrued expenses                  13,114,995        1,505,703        5,050,744
                                                                        ----------------------------------------------
  Net cash (used for) provided by operating activities                   (7,317,655)      (1,544,199)       9,006,703
                                                                        ----------------------------------------------

Cash Flows from Investing Activities
  Additions to property, plant and equipment                             (4,596,668)      (3,256,949)      (1,532,384)
  Proceeds received from sales of property, plant and equipment              11,666        3,179,397           27,548
  Investment in, and advances to, unconsolidated investees               (3,293,143)      (6,197,830)         380,233
                                                                        ----------------------------------------------
  Net cash used for investing activities                                 (7,878,145)      (6,275,382)      (1,124,603)
                                                                        ----------------------------------------------

The accompanying notes are a part of the financial statements.


                                                                             1994            1993            1992
---------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
  Net additional borrowings (repayments) under lines of credit            3,000,000       (2,000,000)     (13,082,727)
  Proceeds from long-term debt                                                    _       83,500,000       18,579,884
  Repayment of long-term debt                                           (10,964,000)     (49,580,318)     (10,339,026)
  Repayment of capital leases                                                     _                _         (618,572)
  Cash dividends paid                                                             _                _                _
  Capital stock transactions, net                                           121,222         (213,238)          22,539
                                                                        ----------------------------------------------

  Net cash (used for) provided by financing activities                   (7,842,778)      31,706,444       (5,437,902)
                                                                        ----------------------------------------------

  Effect of foreign currency rate fluctuations on cash
    and cash equivalents                                                   (192,447)        (198,120)        (223,387)
                                                                        ----------------------------------------------

  (Decrease) increase in cash and cash equivalents                      (23,231,025)      23,688,743        2,220,811

  Cash and cash equivalents at January 1,                                28,654,488        4,965,745        2,744,934
                                                                        ----------------------------------------------

  Cash and cash equivalents at December 31,                               5,423,463     $ 28,654,488      $ 4,965,745
                                                                        ==============================================

  Cash and cash equivalents is comprised of:
    Manufacturing                                                      $  5,351,161     $ 28,642,434      $ 4,938,579
    Financial Services                                                       72,302           12,054           27,166
                                                                        ----------------------------------------------
                                                                       $  5,423,463     $ 28,654,488      $ 4,965,745
                                                                        ==============================================




                                                                             1994            1993            1992
---------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Income taxes, net of refunds                                       $  5,332,402     $  5,095,707      $ 1,411,326
    Interest                                                              6,570,979        4,604,088        5,013,590


The accompanying notes are a part of the financial statements.

--------------------------------------------------------------------------------
Notes to Financial Statements
The Raymond Corporation and Subsidiaries

Years Ended December 31, 1994, 1993 and 1992
--------------------------------------------------------------------------------
A. Significant Accounting Policies

(1) Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries after elimination of all significant intercompany accounts and activity. Unconsolidated investees are stated at cost plus equity in unremitted earnings since acquisition. The Company's share of net income of unconsolidated investees is included in consolidated income using the equity method.

The accounts of foreign operations have been translated to U.S. dollars in conformity with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Exchange gains and losses arising from transactions are included in current income. Exchange gains were $608,000, $554,000 and $775,000 in 1994, 1993 and 1992, respectively.

Earnings of consolidated foreign companies were $7,100,000, $4,000,000 and $3,000,000 in 1994, 1993 and 1992, respectively.

(2) Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. These amounts were $3,805,000, $28,183,000 and $6,745,000 at December 31, 1994, 1993
and 1992, respectively.

(3) Foreign Currency Exchange Agreements: In the normal course of business, R.H.E. Ltd., a wholly-owned Canadian subsidiary, enters into foreign currency exchange contracts to hedge foreign currency transactions for periods consistent with its committed exposures. At December 31, 1994, R.H.E. Ltd. had forward contracts for $11,850,000 which mature in increments ranging from $1,000,000 to $2,850,000 on a monthly basis through June 1995. Gains and losses arising from foreign currency exchange contracts offset the gains or losses on the assets, liabilities and transactions being hedged. There were no significant risks associated with these contracts at December 31, 1994.

(4) Inventories: Inventories are stated principally at the lower of cost (FIFO - first-in, first-out method) or market.

(5) Property and Depreciation: Rental equipment, property, plant and equipment are stated at cost. Depreciation is provided on the straight line and declining balance methods for financial reporting and accelerated methods for income tax purposes.

(6) Income Taxes: The Company had previously adopted the liability method of accounting for income taxes; therefore the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in the first quarter of 1993 had no material effect on the Company's operating results or financial position.

The Company considers the undistributed earnings of its foreign subsidiaries at December 31, 1994 to be indefinitely reinvested.

(7) Revenue Recognition and Related Costs: Revenues from product sales are recognized based upon deliveries. Lease finance revenues are recognized on fixed rate, long-term leases on a declining basis over the life of the lease(interest method). Revenues on variable rate leases are recognized upon the principal amounts outstanding. Financial Services interest expense is reported net of charges on inter-company borrowings. Short-term rentals are recognized as revenues over the term of the contract. Related costs consist primarily of depreciation and maintenance.

Net sales include sales to unconsolidated investees of $89,804,000, $68,631,000 and $59,302,000 in 1994, 1993 and 1992, respectively.

(8) Concentration of Credit Risk: The Company's sales are primarily made to its Dealers in North America who subsequently sell the equipment to customers in diversified industries in many geographic areas. It is the Company's policy to have a formal agreement in effect for each Dealer which requires a purchase money security agreement. The Company performs ongoing credit evaluations of its Dealers' financial condition.

The investment in leases primarily represents receivables from customers (end users) of the Company's products. These leases are collateralized by the equipment. Credit evaluations are performed prior to the approval of a lease contract. Subsequently, the financial condition of the customer and the value of the collateral are monitored on an ongoing basis.

Reserves for potential credit losses on accounts and lease receivables are maintained and such losses have been within management's expectations.

(9) Product Warranties: Estimated product warranty costs are accrued at the time of revenue recognition.

(10) Insurance Accruals: The Company uses a combination of self-insured retention and insurance coverage for products liability, workers' compensation and certain health insurance plans in the U.S.

(11) Research and Development Costs: Research and development costs are charged to expense as incurred and amounted to $3,958,000 in 1994, $4,251,000 in 1993 and $2,557,000 in 1992.

(12) Postretirement Benefits: Effective January 1, 1993 the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

(13) Stock Dividend: On March 5, 1994, the Board of Directors declared a 5% stock dividend on the Company's common stock payable to shareholders of record as of March 31, 1994. All appropriate per share data and weighted average shares outstanding have been restated to reflect this dividend.

(14) Per Share Amounts: Primary net income per share is computed by dividing net income by the weighted average number of shares outstanding (1994 - 6,334,983; 1993 - 6,324,647; and 1992 - 6,311,200). Dilution that could result from the assumed exercise of stock options is not material. Fully diluted net income per share for 1994 is computed by dividing net income plus after tax interest incurred on the convertible debentures by the weighted average number of common shares outstanding after giving effect to dilutive stock options and shares assumed to be issued on conversion of the convertible debentures (9,650,880). Reported fully diluted and primary net income per share are the same for 1993 and 1992 as dilution from the assumed conversion of the convertible debentures issued on December 15, 1993 and the exercise of stock options was not material.

(15) Reclassification: Certain amounts in the financial statements and footnotes for 1993 and 1992 have been reclassified to conform to the 1994 presentation.

--------------------------------------------------------------------------------
B. Inventories
The composition of inventories at December 31 was:
                   1994            1993             1992
------------------------------------------------------------
Materials       $10,310,528    $ 9,197,663       $ 8,853,533
Work in
  process        18,900,886     15,617,577        16,112,385
Finished
  goods           1,699,927        788,382         1,363,233
                --------------------------------------------
                $30,911,341    $25,603,622       $26,329,151
                ============================================

--------------------------------------------------------------------------------
C. Unconsolidated Investees
Investments in and advances to unconsolidated investees at equity are summarized as follows at December 31:
                    1994           1993              1992
------------------------------------------------------------
G.N. Johnston Equipment Co. Ltd.
(A Canadian distributor 45% owned by R.H.E. Ltd.):
Investment*     $ 4,661,301    $ 4,596,936       $ 5,079,872
Advances          3,109,398        679,860                 _
                --------------------------------------------
                 7,770,699       5,276,796         5,079,872

Other unconsolidated investees (U.S. Dealers) at various percentages of ownership:

Investments*      3,910,726      4,095,186         3,170,020
Advances          4,985,303      4,840,000           616,826
                --------------------------------------------
                  8,896,029      8,935,186         3,786,846
                --------------------------------------------
                $16,666,728    $14,211,982       $ 8,866,718
                ============================================

*Investments are stated at cost, plus equity in subsequent earnings, net of dividends.

At December 31, 1994, consolidated retained earnings included $5.2 million of undistributed earnings of the Company's unconsolidated investees.

Fifty-five percent of the common shares of G.N. Johnston Equipment Co. Ltd. and various percentages of the other unconsolidated investees are controlled by their management. Upon death or termination of employment, Raymond has agreed to cause the purchase of management's shares based upon a predetermined valuation method. These agreements further provide, under specified conditions, that any of the shares held by Raymond may be purchased by management at a price which will return to Raymond its investment.

The unconsolidated investees also include Material Handling Associates, Inc. (M.H.A.), a 50% owned joint venture company that was formed in 1991 with Mitsubishi Caterpillar Forklift America, Inc. The Company's minimal financial investment in this joint venture has no carrying value as a result of the initial costs incurred by M.H.A. to develop and market its products.

The following is summarized financial information for the unconsolidated investees:
 (in Thousands)                   1994            1993            1992
----------------------------------------------------------------------
Revenues                      $225,175        $173,300        $150,772
Gross margin                    41,901          36,026          32,856
Net income (loss)                1,634             152          (2,325)
Current assets                  55,215          47,114          42,351
Noncurrent assets               24,304          20,855          19,901
Current liabilities             39,373          36,865          34,801
Noncurrent liabilities          22,897          14,875          11,229

The following presents summarized information of Raymond Leasing Corporation that is contained in the Company's consolidated financial statements to conform with the provisions of Statement of Financial Accounting Standards No. 94, "Consolidation of All Majority Owned Subsidiaries":

(in Thousands)                  1994          1993            1992
-----------------------------------------------------------------------
Revenues                   $    10,521     $     9,462     $    10,227
Gross margin                     4,602           3,736           3,944
Net income                       1,956           1,522           1,417
Total assets                    87,510          66,354          65,467
Total liabilities               59,380          40,181          40,816

-----------------------------------------------------------------------
D. Property, Plant and Equipment

The composition of property, plant and equipment for Manufacturing and Financial Services at December 31 was:
                                1994          1993            1992
-----------------------------------------------------------------------
Land                       $   323,122     $   317,972     $ 1,069,365
Buildings and
  building
  equipment                 15,981,305      15,494,005      18,511,080
Machinery,
  equipment
  and tools                 23,332,235      21,183,254      20,163,465
Furniture and
  fixtures                   7,494,224       6,800,594       6,694,676
                           -------------------------------------------
                           $47,130,886     $43,795,825     $46,438,586
                           ===========================================

--------------------------------------------------------------------------------
E. Net Investment in Leases

The Raymond Leasing Corporation leases Raymond/R/ equipment to customers and its Dealers, including equity investees, under arrangements covering three to seven years. The net investment in direct financing leases represents the present value of future minimum lease payments and the residual value of the equipment of $19,444,000, $15,367,000 and $14,906,000 at December 31, 1994, 1993 and 1992,
respectively. Unearned lease income on fixed rate leases totaled $14,171,000, $10,001,000 and $10,473,000 at December 31, 1994, 1993 and 1992, respectively.

At December 31, 1994 future minimum lease payments to be received are as follows:

Year
----------------------------------------------------------
1995                                           $29,639,818
1996                                            20,693,854
1997                                            15,157,766
1998                                             9,440,157
1999                                             4,171,294
Thereafter                                         349,073
                                               -----------
Total future minimum lease payments             79,451,962
Residual values                                 19,443,587
                                               -----------
                                                98,895,549
Less unearned income                            14,170,663
                                               -----------
                                               $84,724,886
                                               ===========

--------------------------------------------------------------------------------
F. Fair Value of Financial Instruments

The carrying amounts and fair value of significant financial instruments at December 31 were as follows:

(in Thousands)
--------------------------------------------------------
1994                     Carrying Amount      Fair Value
----                     ---------------      ----------
Investment in leases       $ 84,725            $ 82,737
Manufacturing debt           57,500              64,400
Financial Services debt      24,153              24,276

1993
----
Investment in leases       $ 63,821            $ 63,614
Manufacturing debt           57,500              58,938
Financial Services debt      32,117              33,452

1992
----
Investment in leases       $ 61,918            $ 62,444
Manufacturing debt           20,503              20,440
Financial Services debt      37,191              37,250

The carrying value of cash and cash equivalents approximates fair value because of the short-term maturities of these instruments.

The fair value of the investment in leases is estimated by discounting future cash flows, using current interest rates at which similar leases would be entered into with borrowers with similar credit ratings and maturities.

The fair value of the Company's Manufacturing debt is estimated based on the quoted market price.

The fair value of Financial Services debt is estimated using discounted cash flow analyses, based on current rates offered to the Company for similar types of borrowing arrangements.

The fair value of foreign currency exchange agreements is not significant due to their short-term maturities and the fact that the outstanding agreements were purchased near year-end.

--------------------------------------------------------------------------------
G. Stock Options

The shareholders of the Company have approved stock option plans for officers, directors and key employees. At December 31, 1994, there are 73,398 unoptioned shares available under these plans. The exercise price of options granted is equal to the fair market value of the common stock on the date of grant, except for greater than 5% shareholder officers whose exercise price is 110% of the fair market value on the date of grant, and options expire ten years from the date of the grant.

The status of these plans at December 31 was as follows (the stock option data for 1993 and 1992 has been restated to reflect the effects of the 1994 5% stock dividend):

    Outstanding                             Options
        Options          Price Range    Exercisable
---------------------------------------------------
1994    395,475        $ 8.04 - $20.24      320,030
1993    338,705          8.04 -  20.24      258,002
1992    398,631          8.04 -  20.24      298,972

Options exercised in these plans are summarized as follows:

          Options
        Exercised             Price Range
---------------------------------------------------
1994       18,680           $ 8.04 - $16.42
1993      133,599             8.04 -  16.63
1992       13,286             9.41 -   9.52

Stock options issued to officers and key employees are subject to stock appreciation rights covering up to one-half the number of optioned shares. Options outstanding subject to stock appreciation rights at December 31 were:
1994 - 342,742, 1993 - 287,504, 1992 - 356,208. The exercise of stock appreciation rights by an optionee is in lieu of exercising the option to purchase and will result in a reduction of an equivalent number of optioned shares.

Stock appreciation rights provide for cash payment equal to the appreciation in value of the shares under option from the date the option was granted.

--------------------------------------------------------------------------------
H. Debt Obligations

                                                                             1994            1993            1992
---------------------------------------------------------------------------------------------------------------------
Manufacturing Long-Term Debt
  Senior Debt
  Various notes, repaid in 1993                                           $         _     $         _     $20,502,559
  Subordinated Debt
  6.50% convertible debentures due December 15, 2003. Interest is
    payable semi-annually                                                  57,500,000      57,500,000               _
                                                                         --------------------------------------------
  Total Long-Term Debt                                                     57,500,000      57,500,000      20,502,559
    Less Current Portion                                                            _               _         505,783
                                                                          -------------------------------------------
  Manufacturing Long-Term Portion of Debt                                 $57,500,000     $57,500,000     $19,996,776
                                                                          ===========================================
Financial Services Debt
  Short-term borrowings under lines of credit at variable interest rates
     (7.00% in 1994 and 6.38% in 1992)                                    $ 3,000,000     $         _     $ 2,000,000
  6.35% note, principal is payable in quarterly installments of $312,500
    through July 1, 1997. Interest is payable quarterly                     3,437,500       4,687,500               _
  8.75% note, principal is payable in annual installments of $2,857,000
    through March 1, 1996. Interest is payable semi-annually                5,715,000      11,429,000      14,286,000
  8.86% note, principal is payable in annual installments of $4,000,000
    through November 27, 1997. Interest is payable semi-annually           12,000,000      16,000,000      20,000,000
  10.63% note, repaid in 1993                                                       _               _         905,000
                                                                          -------------------------------------------
Total Financial Services Debt                                             $24,152,500     $32,116,500     $37,191,000
                                                                          ===========================================

Annual repayments of debt obligations are as follows:

                      Manufacturing                Financial
                               Debt            Services Debt
------------------------------------------------------------
        1995           $         _               $11,107,000
        1996                     _                 8,108,000
        1997                     _                 4,937,500
        1998                     _                         _
        1999                     _                         _
        Thereafter      57,500,000                         _
                       -------------------------------------
        Total          $57,500,000               $24,152,500
                       =====================================

The 6.50% convertible subordinated debentures are convertible into shares of common stock at a rate adjusted for the 1994 5% stock dividend of approximately
56.47 shares for each $1,000 principal amount of debentures. The Company has reserved approximately 3,246,000 shares of common stock for such conversion. These debentures are redeemable at prices ranging from 103.50% of principal to par depending upon the redemption date. The debentures are convertible at any time prior to maturity and are redeemable any time on or after December 15, 1996, in whole or in part, at the option of the Company.

Terms of certain notes provide, among other things, that Raymond Leasing Corporation, a wholly-owned subsidiary, must maintain a minimum working capital and a specified working capital ratio, and is subject to certain debt agreements that limit cash dividends and loans to the Company. At December 31, 1994, the restricted retained earnings of Raymond Leasing Corporation were approximately $24,091,000.

The Company and its subsidiaries had unused lines of credit totaling $37,127,000 at December 31, 1994. At the Company's option, existing formal lines of credit totaling approximately $21,600,000, of which $3,000,000 is currently outstanding, may be converted to long-term debt. No significant commitment fees are paid for these lines.

Rent expense under operating leases amounted to approximately $1,601,000, $1,726,000 and $1,679,000 in 1994, 1993 and 1992, respectively. At December 31,
1994, the Company was obligated for future minimum lease payments under noncancelable operating leases for certain equipment as follows:

        1995         $  869,000
        1996            473,000
        1997            253,000
        Thereafter            _
                     ----------
                     $1,595,000
                     ==========

--------------------------------------------------------------------------------
I. Retirement and Benefit Plans

The Company has noncontributory group trusteed retirement plans covering substantially all of its employees. The benefits are based on years of service and/or compensation. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets at December 31:

(in Thousands)                       1994          1993          1992
-----------------------------------------------------------------------
Actuarial present
  value of benefit
  obligation:
Accumulated benefit
  obligation, including
  vested benefits of
  $15,298 in 1994,
  $15,414 in 1993
  and $13,149 in 1992             $(16,532)     $(16,811)      $(13,944)
                                  =====================================
Plan assets at fair value,
  primarily listed stocks
  and bonds held in
  trust                             24,990        26,322         23,840
Projected benefit
  obligation for service
  rendered to date                 (21,662)      (22,931)       (19,197)
                                  -------------------------------------
Plan assets in excess
  of projected benefit
  obligation                         3,328         3,391          4,643
Unrecognized net
  transition asset                  (2,038)       (2,415)        (2,787)
Unrecognized prior
  service cost                         363           403            545
Unrecognized net loss
  (gain) from past
  experience different
  from that assumed and
  effect of change in
  assumptions                          145           942           (261)
                                  -------------------------------------
Prepaid pension cost
  included in
  other assets                    $  1,798      $  2,321       $  2,140
                                  =====================================

Net pension cost for the plans included the following components:

(in Thousands)                      1994           1993           1992
-----------------------------------------------------------------------
Service cost _ benefits
  earned during the
  period                          $ 1,378       $   958        $ 1,045
Interest cost on
  projected benefit
  obligation                        1,604         1,449          1,510
Actual return on
  plan assets                         341        (2,619)        (1,972)
Net amortization
  and deferral                     (2,773)          397           (135)
                                  ------------------------------------
Net periodic
  pension cost                    $   550       $   185        $   448
                                  ====================================

The assumptions used to develop the projected benefit obligation as of December 31 were as follows:

                        1994                    1993                    1992
-----------------------------------------------------------------------------
Weighted average
  discount rate         8.50%                   7.00%                   8.00%
Rate of increase in
  compensation          5.50%                   5.50%                   5.50%
Expected return on
  plan assets           8.50%                   8.50%                   8.50%

The actuarial present value of the projected benefit obligation for the U.S. plan decreased by approximately $4.2 million at December 31, 1994 and increased approximately $2.6 million at December 31, 1993 as a result of the changes in the weighted average discount rate. The decrease in 1994 was partially offset by changes in the actuarial assumptions for the Company's foreign plan.

The Company has profit sharing plans covering substantially all of its employees. The aggregate expense of these plans, as determined by the Board of Directors, was $2,907,000 in 1994, $1,293,000 in 1993 and $582,000 in 1992. In
addition, a salary-reduction 401(k) Plan is offered to the Company's U.S. employees.

The Company has an unfunded supplemental benefits equalization plan designed to maintain benefit levels for all employees at the plans' formula levels in instances where individual benefits are limited by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.

A deferred compensation plan is provided for employees and directors whereby the individual has the right to defer a portion of his or her current salary. The liability for amounts so deferred has been accrued.

The Company has a formal bonus plan for key executives. The plan provides, among other things, that the annual bonus be computed on income after consideration for a return on consolidated shareholders' equity. Charges to operations under this plan were $1,373,000 in 1994, $520,000 in 1993 and $349,000 in 1992.

--------------------------------------------------------------------------------
J. Postretirement Benefits

In addition to the Company's defined benefit pension plans, the Company sponsors a defined benefit health care plan that provides postretirement medical benefits. The plan is available to certain existing U.S. retirees at March 31, 1993. In addition, U.S. full-time employees who had attained age 55 with at least 15 years continuous service as of March 31, 1993 are eligible to receive medical benefits under the plan subject to a premium limitation of $200 per month. No other current or future employees will be covered by this plan. The plan contains other cost sharing features such as deductibles and coinsurance. The Company's policy is to fund the cost of these medical benefits as claims are submitted.

In 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The effect of adopting the new rules increased 1993 net periodic postretirement benefit cost by $194,000 and decreased 1993 net income by approximately $116,000. Postretirement benefit cost for 1992, which was recorded on a cash basis, was not restated.

The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheets at December 31:

(in Thousands)                   1994            1993           1992
---------------------------------------------------------------------
Accumulated
  postretirement
  benefit obligation:
  Retirees                   $ (2,777)       $ (3,805)       $ (3,138)
  Fully eligible active
    plan participants            (835)         (1,086)           (963)
  Other active plan
    participants                  (38)            (43)            (44)
                             ----------------------------------------
                               (3,650)         (4,934)         (4,145)
Plan assets at fair value           _               _               _
                             ----------------------------------------
Accumulated
  postretirement
  benefit obligation in
  excess of plan assets        (3,650)         (4,934)         (4,145)
  Unrecognized net
    (gain)/loss                  (467)            802               _
  Unrecognized transition
    obligation                  3,731           3,938           4,145
                             ----------------------------------------
  Accrued postretirement
    benefit cost             $   (386)       $   (194)       $      _
                             ========================================

Net periodic postretirement benefit cost includes the following components:

(in Thousands)                   1994            1993           1992
---------------------------------------------------------------------
Service cost                    $   5           $   3
Interest cost                     314             318
Amortization of transi-
  tion obligation over
  20 years                        207             207
Net amortization and
   deferral                         7               _
                             ----------------------------------------
Net periodic postretire-
  ment benefit cost             $ 533           $ 528           $ 205
                             ========================================

The assumptions used to develop the net postretirement benefit expense and the present value of benefit obligations were as follows:

                                1994                 1993                 1992
-------------------------------------------------------------------------------
Weighted average
    discount rate               8.50%                7.00%                8.00%
Health care cost trend rate:
    Retirees under age 65      10.50%               11.00%               12.00%
    Retirees age 65 and
      older                     8.00%                8.25%                9.00%

The health care cost trend rate for retirees under age 65 is assumed to decline by 1/2% per year until an ultimate rate of 5.50% is reached in 2005 and later years. For retirees age 65 and older, the health care cost trend rate is assumed to decline by 1/4% per year until an ultimate rate of 5.50% is reached in 2005 and later years.

The accumulated postretirement benefit obligation decreased by approximately $470,000 in 1994 and increased by approximately $268,000 in 1993 as a result of the changes in the weighted average discount rate.

The effect of increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by approximately $215,000 and increase the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 by $43,000.

--------------------------------------------------------------------------------
K. Accrued Liabilities

Accrued liabilities for Manufacturing and Financial Services are summarized as follows:
                             1994               1993                  1992
--------------------------------------------------------------------------------
Insurance                  $ 6,113,160       $ 4,764,346            $4,174,053
Employee
  compensation               3,703,060         2,321,835             1,604,902
Service
  agreements                 2,619,284         1,840,472             1,463,451
Profit sharing
  contribution               1,409,356           596,356               211,865
Commissions                    981,203           646,311               332,400
Stock
  appreciation
  rights                       887,641           537,953               613,454
Interest                       510,281           904,066               899,573
Other                        1,596,095           858,766               414,495
                           ---------------------------------------------------
                           $17,820,080       $12,470,105             9,714,193
                           ===================================================
--------------------------------------------------------------------------------
L. Income Taxes

The Company had previously adopted the liability method of accounting for income taxes; therefore, the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in the first quarter of 1993 had no material effect on the Company's operating results or financial position and, as permitted under the rules, the 1992 financial statements were not restated.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

(in Thousands)                                   1994                    1993
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Lease finance revenues                       $4,207                  $3,892
  Excess tax over book depreciation             1,262                   1,253
  LIFO inventory accounting change                707                     943
  Pension assets                                  621                     849
  Other                                           670                     576
                                               ------------------------------
    Total deferred tax liabilities              7,467                   7,513
                                               ------------------------------
Deferred tax assets:
  Insurance reserves                            2,058                   1,620
  Compensation                                  1,846                   1,129
  Accounts receivable                           1,088                     595
  Service agreements                              641                     448
  Inventory                                       640                     617
  Other                                           774                     738
  Alternative minimum tax credit
    carryforward                                   _                    2,150
                                               ------------------------------
   Total deferred tax assets                   7,047                    7,297
                                               ------------------------------
   Net deferred tax liability                 $  420                   $  216
                                               ==============================

The components identified above were also the significant temporary differences relating to the deferred tax liability and benefit for 1992.

The components of income before income taxes consisted of the following:

(in Thousands)                1994                1993                1992
--------------------------------------------------------------------------
Domestic                    $ 5,645              $2,184             $2,388
Foreign                      10,308               5,763              4,085
                            ----------------------------------------------
                            $15,953              $7,947             $6,473
                            ==============================================

Federal, foreign and state income tax expense (benefit) consisted of the following:

(in Thousands)          1994                    1993                    1992
----------------------------------------------------------------------------
Currently payable:
  Federal              $1,637                  $1,727                  $1,391
  Foreign               4,199                   2,321                   1,536
  State                   353                     197                     172
                       ------------------------------------------------------
                        6,189                   4,245                   3,099
                       ------------------------------------------------------
Deferred:
  Federal                 401                    (952)                   (452)
  Foreign                (250)                    (34)                     83
  State                    88                     (57)                    (66)
                       ------------------------------------------------------
                          239                  (1,043)                   (435)
Total income tax
  expense              $6,428                  $3,202                  $2,664
                       ======================================================

The differences between income tax provisions for 1994, 1993 and 1992 and the amounts computed by applying the U.S. Federal statutory rate (35% in 1994 and 34% in 1993 and 1992) are explained as follows:

(in Thousands)                 1994                  1993              1992
-----------------------------------------------------------------------------
Statutory provision          $5,584                 $2,702            $2,201
State income taxes, net
  of federal tax benefit        287                     92                70
Foreign subsidiaries            341                    328               230
Other -- net                    216                     80               163
                             -----------------------------------------------
Provision                    $6,428                 $3,202            $2,664
                             ===============================================

The Raymond Corporation files a consolidated federal tax return which includes Raymond Leasing Corporation and all other significant domestic subsidiaries.

Deferred income taxes and income taxes payable reported in the consolidated balance sheets include the aggregate amounts for Manufacturing and Financial Services.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $34.9 million at December 31, 1994. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $3.5 million would be payable upon remittance of all previously unremitted earnings at December 31, 1994.

--------------------------------------------------------------------------------
M. Business Segment Information

The Company operates predominantly in one business segment, that being the design, manufacture, sale, leasing and short-term rental of materials handling equipment. Revenues from unaffiliated customers are realized predominantly through its North American Dealer Network.

For purposes of segment information, operating income is total revenue less applicable operating expenses. In computing results from foreign operations, exchange transaction gains and losses have been added or deducted. Domestic transfers are at cost while foreign transfers are at prices to allow for reasonable profit margins. Identifiable assets include investments in and advances to unconsolidated investees which are discussed in Note C.

A summary of information about the Company's operation within the one business segment follows:

(in Thousands)
--------------------------------------------------------------------------------
Product Mix                         1994             1993               1992
--------------------------------------------------------------------------------
Total Revenues                  $229,547         $171,949            $148,733
Narrow and very
  narrow aisle applications          57%              53%                 51%
All other applications               20%              22%                 21%
Repair and replace-
  ment parts                         17%              18%                 20%
Leasing and
  rentals                             5%               6%                  7%
Other income                          1%               1%                  1%
--------------------------------------------------------------------------------
Geographic Areas                    1994             1993               1992
--------------------------------------------------------------------------------
United States:
 Unaffiliated
  customers                     $129,460          $98,436             $85,508
 Interarea sales
  and transfers*                  20,136           15,785              13,959
                                ---------------------------------------------
                                 149,596          114,221              99,467
Canada:
 Unaffiliated
  customers                       10,880            9,685               6,858
 Interarea sales
  and transfers                   81,891           56,457              46,736
                                ---------------------------------------------
                                  92,771           66,142              53,594
 Eliminations                    (12,820)          (8,414)             (4,328)
                                ---------------------------------------------
Total
  Revenues                      $229,547         $171,949            $148,733
                                =============================================

                                    1994             1993                1992
--------------------------------------------------------------------------------
Operating Income:
United States                   $  9,573         $  3,782            $  3,757
Canada                            10,331            5,930               4,283
                                ---------------------------------------------
                                $ 19,904         $  9,712            $  8,040
                                ---------------------------------------------
Identifiable Assets:
United States                   $180,196         $165,740            $132,689
Canada                            24,180           25,009              21,155
                                ---------------------------------------------
                                $204,376         $190,749            $153,844
                                ---------------------------------------------


*Includes sales of $11,082, $9,582 and $9,631 in
 1994, 1993 and 1992, respectively, to unconsolidated
 Canadian company at arms-length pricing.

--------------------------------------------------------------------------------
N. Contingencies

The Company is currently defending a number of products liability and similar lawsuits involving industrial accidents. The Company views these actions, and related expenses of administration, litigation and insurance, as part of the ordinary course of its business. The Company has a policy of aggressively defending products liability lawsuits, which generally take several years to ultimately resolve. A combination of self-insured retention and insurance is used to manage these risks and management believes that the insurance coverage and reserves established for self-insured risks are adequate. The effect of these lawsuits on future results of operations cannot be predicted because any such effect depends on the operating results of future periods and the amount and timing of the resolution of these proceedings. The Company's Dealers contribute to the funding of the Company's products liability program and, in turn, the Company indemnifies the Dealers against products liability expense and manages products liability claims.

The Company is also one of sixteen defendants in a private environmental lawsuit. The plaintiffs have alleged that scrap metal purchased from the Company was coated with certain solvents and/or cutting oils. Plaintiffs have the burden of proving the nature and extent of the Company's contribution to the site, as well as the burden of proving what portion of the material delivered to the site was "hazardous" as that term is defined in the environmental statutes. The Company is aggressively defending the claim and does not believe it is likely to have a material adverse effect on the Company.

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O. Quarterly Information (Unaudited)
(in Thousands, except per share figures)


1994 Quarters                     First                   Second                     Third                           Fourth
  Revenues                      $51,207                  $58,577                   $53,881                          $65,882
  Gross profit                   11,972                   13,473                    12,052                           16,208
  Net income                      2,004                    2,464                     2,153                            3,106
  Per share amounts:
    Net income (Primary)            .32                      .39                       .34                              .49
    Net income (Fully Diluted)      .27                      .32                       .29                              .39
    Market price range:
                     High         17.38                    20.00                     21.75                            21.25
                     Low          15.00                    16.75                     18.50                            16.00

1993 Quarters                     First                   Second                     Third                           Fourth
  Revenues                      $39,763                  $40,648                   $42,838                          $48,700
  Gross profit                    8,936                    8,913                     9,388                           11,298
  Net income                        647                    1,030                     1,434                            1,895
  Per share amounts:
    Net income (Primary)            .10                      .16                       .23                              .30
    Net income (Fully Diluted)      .10                      .16                       .23                              .30
    Market price range:
                     High         17.62                    18.81                     19.76                            17.38
                     Low          13.33                    16.43                     15.00                            14.05


The Raymond Corporation is traded on the NASDAQ National Market System (ticker symbol RAYM). The common stock market prices indicated in the tables above represent inter-dealer prices as reported by NASDAQ without retail markups, markdowns or commissions and do not necessarily represent actual transactions.

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Directors' Affiliations and Committees

Ross K. Colquhoun                 Director since 1984
President and Chief Executive Officer
The Raymond Corporation

Chairman of the Board,
G.N. Johnston Equipment Co. Ltd.
Toronto, Ontario, Canada
Chairman of the Board,
Associated Material Handling Industries, Inc.
Elmhurst, Illinois

Executive Committee, Chairman
Ex Officio Member of all Committees of the Board of Directors except for the Audit Committee and Executive Compensation Committee

James F. Matthews                 Director since 1994
President
The Matco Group, Incorporated
Vestal, New York

Audit Committee, Member
Executive Compensation Committee, Member
Human Resource Committee, Member

John E. Mott                      Director since 1974
Secretary
Raymond Industrial Equipment, Limited
Brantford, Ontario, Canada

Audit Committee, Member
Pension Plan Review Committee, Member

Michael R. Porter                 Director since 1989
President
Nexus Corporation
Northglenn, Colorado

Audit Committee, Member
Executive Compensation Committee, Member
Finance Committee, Member
Human Resource Committee, Member

George G. Raymond, Jr.            Director since 1946
Chairman of the Board
The Raymond Corporation

Executive Committee, Member
Finance Committee, Member
Human Resource Committee, Member

Arthur M. Richardson              Director since 1984
President
Richardson Capital Corporation
Rochester, New York

Finance Committee, Chairman
Executive Committee, Member
Pension Plan Review Committee, Member
Profit Sharing Retirement Plan, Trustee
401(k) Plan, Trustee

Dr. M. Richard Rose               Director since 1979
Former President
Rochester Institute of Technology
Rochester, New York

Executive Committee, Member
Executive Compensation Committee, Chairman
Human Resource Committee, Chairman

Daniel F. Senecal                 Director since 1988
President and Chief Executive Officer
Werres Corporation
Rockville, Maryland

Pension Plan Review Committee, Member
401(k) Plan, Trustee
Profit Sharing Retirement Plan, Trustee

John V. Sponyoe               Appointed Director 1995
President
Loral Federal Systems - Owego
Owego, New York

Robert L. Tarnow                  Director since 1982
Chairman of the Board
Goulds Pumps, Inc.
Seneca Falls, New York

Audit Committee, Chairman
Executive Compensation Committee, Member
Human Resource Committee, Member

Lee J. Wolf                       Director since 1973
Consultant
The Raymond Corporation

Pension Plan Review Committee, Chairman
401(k) Plan, Chairman of Trustees
Profit Sharing Retirement Plan, Chairman of Trustees
Finance Committee, Member

          Christian D. Gibson    Director Emeritus since 1994
          Consultant
          The Raymond Corporation

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Officers, Principal Subsidiaries and
External Services

Officers

George G. Raymond, Jr.
Chairman of the Board

Ross K. Colquhoun
President and
Chief Executive Officer

William B. Lynn
Executive Vice President

Heidi J. Bowne
Vice President - Human Resources

James W. Davis
Vice President - Engineering

Jerome R. Dinn
Vice President - Sales and Quality

Margaret L. Gallagher
Vice President - Marketing

James J. Malvaso
Vice President - Operations

Paul J. Sternberg
Vice President - General Counsel and Secretary

Patrick J. McManus
Treasurer

John F. Everts
Corporate Controller

William L. O'Mara
Assistant Treasurer

Cathy J. Hawkes
Assistant Secretary

Shareholder Inquiries
Communications concerning shareholder address changes, stock transfers, changes of ownership and dividend reinvestment statements should be directed to:
    American Stock Transfer & Trust Company
    40 Wall Street, 46th Floor
    New York, New York 10005
    212-936-5100

Principal
Subsidiaries

Dockstocker Corporation
Greene, New York

The Raymond Export Corporation
St. Thomas, U.S. Virgin Islands

Raymond Industrial Equipment, Limited
Brantford, Ontario, Canada

Raymond Leasing Corporation
Greene, New York

Raymond Sales Corporation
Greene, New York

Raymond Transportation Corporation
Greene, New York

R.H.E. Ltd.
Brantford, Ontario, Canada

External Services

Legal Counsel
Nixon, Hargrave, Devans & Doyle
Rochester, New York

Independent Auditors
Ernst & Young LLP
Syracuse, New York

Transfer Agent and Registrar
American Stock Transfer & Trust Company
Brooklyn, New York

Securities Listings
Common stock:
NASDAQ National Market System
ticker symbol RAYM

Subordinated convertible debentures:
NASDAQ Small-Cap Market
ticker symbol RAYMG

Design, Production & Composition:
    The Raymond Corporation/Marketing Communications
    JD Associates/Sandy Fancher
    Warne Marketing & Communications

Photography:
    L.A. Oliver Photography, Inc./Lou Oliver
    The Raymond Corporation

Lithography:
    Manhardt-Alexander, Inc.

--------------------------------------------------------------------------------
The Raymond Dealer Network
Agromec
P.O. Box 10116-1000
400 MTS Oeste De La Plaza De La Uruca
San Jose, Costa Rica

Air-Mac Handling
& Storage Techniques, Inc.
6651 S. 216th Street, Bldg. D
Kent, WA  98032
206-872-3909

7911 N.E. 33rd Drive
Suite 260
Portland, OR  97211
503-249-8290

Allied Handling Equipment
Company, Ltd.
2335 W. Altorfer Drive
Peoria, IL  61615-1809
309-691-7620

1509 S.E. Cortina Drive
Ankeny, IA  50021-3903
515-964-0162

Andersen & Associates, Inc.
24333 Indoplex Circle
Farmington, MI  48335-2552
810-476-6500

3146 Broadmoor, S.E.
Grand Rapids, MI  49512
616-949-1452

4732 Northwest 165th Street
Hialeah, FL  33014-6423
305-625-0250

Arbor Handling Services, Inc.
2380 Maryland Road
Willow Grove, PA  19090
215-657-2700

Associated Material Handling
Industries, Inc.
343 Carol Lane
Elmhurst, IL  60126
708-832-7200

8820 Corporation Drive
Indianapolis, IN  46256
317-576-0300

4812 Investment Drive
Ft. Wayne, IN  46808
219-482-9556

Brauer Material Handling Systems, Inc.
206 Space Park North
Goodlettsville, TN  37072
615-859-2930

6331 Baum Drive
Knoxville, TN  37919
615-588-3566

Carolina Handling, Inc.
3101 Piper Lane
Airport Industrial Park
Charlotte, NC  28208
704-357-6273

2304 River Road
Piedmont, SC  29673
803-269-6360

2717 W. Highway 97
Wendell, NC  27591
919-365-9077

1215 Bonito Lane
Carolina Beach, NC  28428
910-458-5707

5404 Ainsworth Drive
Greensboro, NC  27410
910-852-5131

2351 Lithonia Industrial Blvd.
Lithonia, GA  30058
404-484-2070

6022 Woodvale Court
Helena, AL  35080
205-664-8818

Central de Montacargas LTDA.
Av. de Las Americas No. 35-29
Santafe de Bogota, D.C.
Colombia

Distribuciones Molina S.A. de C.V.
Flamenco 1115
Guadalajara, Jalisco, Mexico 44910
011-52-3-610-2002

Echtman-Engineering Corp., Ltd.
P.O. Box 18015
Tel Aviv
Israel
011-972-3-921-9294

GARMAC, Inc.
"A" Street Corner "B" Street
Las Palmas Industrial Park
Catano, Puerto Rico  00962
809-788-3400

G.N. Johnston Equipment Co. Ltd.
1400 Courtney Park Drive
Mississauga, Ontario L5T 1H1
Canada
416-675-6460

No. 105, 581 Chester Rd.
Delta, British Columbia V3M 6G7
Canada
604-524-0361

7008J 5th Street S.E.
Calgary, Alberta T2H 2G3
Canada
403-258-1221

17424 - 105th Avenue
Edmonton, Alberta T5S 1G4
Canada
403-483-7051

#1 - 826 56th Street East
Saskatoon, Saskatchewan S7K 5Y8
Canada
306-933-3399

655 Henderson Drive
Regina, Saskatchewan S4N 6A8
Canada
306-721-2300

85 Keith Road
Winnipeg, Manitoba R3H 0H7
Canada
204-633-4364

1179 Newmarket Street
Ottawa, Ontario K1B 3V1
Canada
613-745-0744

181 Whitehall Drive
Markham, Ontario L3R 9T1
Canada
905-470-7170

5000 Levy Street
Ville St. Laurent, Quebec H4R 9Z7
Canada
514-956-0020

3200 Watt Street
Suite 105
Ste. Foy, Quebec G1X 4P8
Canada
418-650-1620

725 Champlain Street
Suite 400
Dieppe, New Brunswick  E1A 1P6
Canada
506-857-8766

61 Raddall Avenue
Dartmouth, Nova Scotia B3B 1T4
Canada
902-468-1457

Goldbell Engineering PTE Ltd.
14 Benoi Road
Singapore 2262
011-65-861-0007

Handling Systems, Inc.
5415 South 39th Street
Phoenix, AZ  85040
602-437-8071

740 E. Ajo Way
Tucson, AZ 85713
602-624-1895

Heubel Material Handling, Inc.
6311 N.E. Equitable Rd.
Kansas City, MO  64120
816-231-7780

2635 Metro Blvd.
St. Louis, MO  63043
314-739-5002

2324 S. 156th Circle
Omaha, NE  68130
402-330-9040

4100 Will Rogers Parkway
Suite 200
Oklahoma City, OK  73108
405-949-9001

Hillis Equipment Company, Inc.
23920 Mercantile Road
Beachwood, OH  44122-5987
216-464-8520

Hooper Handling, Inc.
5590 Camp Road
Hamburg, NY  14075
716-649-5590

1320 Buffalo Road
Suite 115
Rochester, NY  14624
716-328-0171

2820 W. 23rd Street
Suite #14
Erie, PA  16506
814-838-0343

LIFTO Industrial LTDA
Av. Victor Andrew, 585
18086-390-Sorocaba-SP,
Sao Paolo, Brazil
011-55-152-25-1999

Minnesota Supply Company, Inc.
6470 Flying Cloud Drive
Eden Prairie, MN  55344-3372
612-941-9390

Montacargas AC S.A. de C.V.
EJE 126 S/N
Zona Industrial Del Potosi
San Luis Potosi, S.L.P.
Mexico C.P. 78090
011-52-4-824-0290

Montacargas Aditamentos Y Refacciones S.A. de C.V.
Av. Caylan No. 5
Col. La Joya Iztacala
Tlalnepantla, Edo de Mexico C.P. 54160
011-52-5-388-1515

Montacargas Aditamentos Y Refacciones Norte S.A. de C.V.
Calle Union # 219
Col. Chapultepec
San Nicolas de Los Garza
Monterrey, Nuevo Leon, Mexico 66450
011-52-8-352-7749

Nichiyu 'NYK' Australia Pty. Limited
Q.B.M. Pty. Ltd.
22-24 Elliot Road
P.O. Box 461
Dandenong, Victoria
Australia
3175
011-61-3-794-6555

29-31 Lysaght Street
Acacia Ridge, QLD., 4110
Australia

P.O. Box 6089
48 Newton Road
Wetherill Park, NSW, 2164
Australia

9 Cord Street
Dudley Park, S.A.
Australia 5008

N.J. Malin & Associates, Inc.
15870 Midway Road
Addison, TX  75244
214-458-2680

6630 Roxburgh Drive
Suite 150
Houston, TX  77041
713-896-4183

4322 Tejasco Drive
San Antonio, TX  78218
210-805-8282

4757 River Rd.
Jefferson, LA 70121
504-733-8445

1057 Doniplan Park Circle
Suite A
El Paso, TX 79922
915-581-9180

N.J. Malin de Mexico S.A. de C.V.
Paseo Triunfo de La Republica #3304
Edificio Cuadrante Suite 305
CD Juarez Chihuahua 32330
Mexico

Oleg B. Malikov
Foreign Trade Representative
215, Korpus 1, 27, Prospect
Aviaconstructorov
Saint Petersburg, 197373
Russia
011-7-812-168-80-94

Pacific Machinery, Inc.
Division of Theo. H. Davies & Co. Ltd.
94-025 Farrington Highway
Waipahu, HI  96797-2299
808-677-9111

456 Kalanianaole Avenue
Hilo, HI  96720-4704
808-961-3437

470 S. Hana Highway
Kahului, Maui, HI  96732-2316
808-877-6538

3651 Lala Road
Lihue, Kauai, HI  96766
808-245-4057

196 E. Harmon Industrial Park Road
Harmon, Guam  96911-4407
011-671-646-9118

Pengate Handling Systems, Inc.
6A Interchange Place
York, PA  17402
717-764-3050

Mahaffey Equipment Company Division
650 Alpha Drive
R.I.D.C. Industrial Park
Pittsburgh, PA 15238-2891
412-782-5500

Pengate Handling Systems
of New York, Inc.
Royce W. Day Company Division
Grove Street
Voorheesville, NY 12186-9713
518-765-3331

Raymond Handling Services Division
6650 Kirkville Road
East Syracuse, NY 13057
315-437-7108

Raymond Handling Concepts Corporation
38507 Cherry Street, Suite A
Newark, CA  94560
510-745-7500

1418-W N. Market Blvd., Suite 100A
Sacramento, CA  95834
916-928-1400

4974 North Fresno Street
Suite 566
Fresno, CA  93726
209-264-7500

1315 Greg Street, Suite 112
Sparks, NV  89431
702-356-8383

4555 N. Pershing Avenue
Suite 33-111
Stockton, CA  95207
209-474-7500

Raymond Handling Technologies, Inc.
40 Northfield Avenue
Edison, NJ  08837
908-417-1100

Ring Lift
Division of Ring Power Corporation
8060 Phillips Highway
Jacksonville, FL  32256
904-448-5438

6202 North U.S. 301/441
Ocala, FL  34475
904-732-4600

4760 Capital Circle, N.W.
Tallahassee, FL  32303-7217
904-562-2121

1401 U.S. Highway 301 North
Tampa, FL  33619-2625
813-620-1337

803 Taft-Vineland Road
Orlando, FL  32824-2067
407-857-1973

Robert Abel & Co., Inc.
195 Merrimac St.
Woburn, MA  01888
617-935-7860

Shaw Material Handling Systems, Inc.
3025 Kate Bond Blvd.
Bartlett, TN.  38134
901-386-1081

2201 Brookwood Drive, Suite 108
Little Rock, AR  72202
501-663-5108

814 South Bloomington
Lowell, AR 72745
501-770-2156

Stoffel Equipment Company, Inc.
7764 North 81st Street
Milwaukee, WI  53223
414-354-7500

4905 Voges Road
Unit #3
Madison, WI  53704
608-838-4181

2815 South Packerland
Suite 21
Green Bay, WI  54313
414-496-5814

Storage Concepts, Inc.
4350 Indeco Court
Cincinnati, OH  45241
513-891-7290

5270 Krieger Court
Columbus, OH  43228
614-878-9271

1804 Production Drive
Louisville, KY 40299
502-491-2237

Suplidora de Repuestos C.A.
Colinas de Las Acacias
Avenida Tamanaco No. 23
Apartado 40018
Caracas 1040-A Venezuela

Welch Equipment Company, Inc.
6090 East 39th Avenue
Denver, CO  80207
303-393-8181

634 Elkton Drive
Colorado Springs, CO  80907
719-599-4497

4501 Bogan Avenue, N.E.
Building A, Suite 3
Albuquerque, NM 87109
505-881-9612

Welch Equipment Company, Inc. (Utah)
2170 South 3140 West, Unit A
West Valley City, Utah  84119
801-872-9289

Werres Corporation
803 E. South Street
Frederick, MD 21701
301-620-4000

7449 Whitepine Road
Richmond, VA  23237
804-275-6500

6952 Malinda Road
Salem, VA 24153
703-380-2384

Womack Material Handling Systems, Inc.
71 North Plains Industrial Rd.
Wallingford, CT  06492
203-265-2887

35 Tec Street
Hicksville, NY  11801
516-681-7050

W.T. Billard, Inc.
10261 Matern Place
Santa Fe Springs, CA  90670-3708
310-944-8067

12255 Kirkham Road
Poway, CA  92064
619-679-1800

121 Industrial Parkway
Suite 106
Henderson, NV  89015
800-669-5438

605 S. Milliken Ave.
Suite E
Ontario, CA  91761
909-390-8111